Exhibit (e)(4)
Employment Arrangement with David B. Arney, Chief Financial Officer

		Annual	Restricted		Severance (for
		Cash	Stock		termination without
Name and Position	Salary	Bonus	Grant	Perks	cause)
David B. Arney, Chief Financial Officer	$200,000	50%	50%	1. Health club membership	1. Twelve months of salary
				2. Annual education allowance of $10,000	2. Health benefits for one year
3. $3,000 reimbursement for professional fees